STEVEN L. TAYLOR, PC
Lawyer
175 East 400 South, Suite 900
Salt Lake City, Utah 84111

January 29, 2008

Mr. Bill Demerist
US Securities & Exchange Commission
Washington, DC

Via: EDGAR correspondence

Re:	RecycleNet Corporation
Form 10-KSB for the year ended December 31, 2006
Filed 3-19-07
File No. 1-15497

Dear Mr. Demerist:

This is in response to your inquiry of October 3, 2007, regarding the above-referenced issuer’s Form 10-KSB for 2006.

Appended hereto and incorporated by this reference is the response of the issuer’s independent accounting firm, Hansen, Barnett & Maxwell, PC. This is their proposed response to your comment.  As we have discussed previously, the error was corrected in all subsequent filings on behalf of the issuer and the information will appear correctly in continuing filings. While we question the necessity of restating the 2006 filing in light of the correction having been made and the non-material nature of the error, please review this submission in that light.  If you have any questions or further concerns, please contact me.

Very truly yours,

/s/ Steven L. Taylor
Steven L. Taylor

Consolidated Statements of Cash Flows, page F-6

We note from page F-10 that your shareholders assumed the common stock and accumulated losses of Scrap China Corporation as the result of a spin-off.  Please advise why you have recorded the $58,624 as cash inflow from financing activities.  It appears that this was a non-cash transaction.  In your response tell us what the journal entry was to record the contribution of $58,624.

Response:  We agree with the Commission in that the assumption of the accumulated losses of Scrap China Corporation as a result of the spin-off is a non-cash transaction.

During the course of preparing the financial statements for the six months ended June 30, 2007, we realized the error and as part of the June 30, 2007 financial statements, the $58,624 was disclosed as a non-cash transaction.  As part of the correction of this error, advances to related parties, as shown under investing activities was reduced by the $58,624.

This error had no effect on the:
•	Consolidated Balance Sheet,
•	Consolidated Statement of Operations,
•	Consolidated Statement of Stockholder’s Equity,
•	Consolidated Footnote Disclosures or
•	Consolidated Cash Flows from Operating Activities.

We determined this error did not have a material effect on the financial statements taken as a whole and therefore did not require restatement of the financials.  Thus, we did not amend the Form 10-KSB for the year ended December 31, 2006.

The December 31, 2006 financial statements will be corrected when they are included in the Form 10-KSB for the year ended December 31, 2007.

As requested, following are the journal entries recorded as part of this transaction as well as the calculation of the carrying value of the investment.

Original investment	$10,000
Loss from date of inception through 12/31/05	(64,130)
Loss from 01/01/06 through 01/20/06	(4,494)
Carrying value of investment at 01/20/06 distributed to shareholders	$(58,624)

Journal Entries Recorded
Retained earnings	$64,130
Investment in Scrap China	$(64,130)
To record Scrap China loss from date of inception through 12/31/05

Retained earnings	$4,494
Investment in Scrap China	$(4,494)
To record Scrap China loss from 01/01/06 through 01/20/06

Investment in Scrap China	$58,624
Retained earnings	$(58,624)
To record benefit of spin-off of Scrap China to Recyclenet Shareholders